UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

SMG Industries Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

78454K102

(CUSIP Number)

Steven H. Madden

9821 Katy Freeway #880

Houston, Texas 77024

713.460.3700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78454K102	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven H. Madden
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 43,565,458
	8.	SHARED VOTING POWER 4,584,000
	9.	SOLE DISPOSITIVE POWER 43,565,458
	10.	SHARED DISPOSITIVE POWER 4,584,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,149,458
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 78454K102	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) APEX Heritage Investments LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 4,209,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 4,209,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,209,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 78454K102	13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Madden Heritage Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 375,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 375,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 78454K102	13D	Page 5 of 6 Pages

Item 1.  Security and Issuer.

This statement relates to common stock, par value $.001 per share (the “Common Stock”) of SMG Industries Inc. (the “Issuer”). The Issuer’s principal executive office is located at 710 N. Post Oak Road, Suite 400, Houston, Texas 77024.

Item 2.  Identity and Background.

(a)	This statement is filed by APEX Heritage Investments LLC (“APEX”), Madden Heritage Foundation (“Madden Heritage”) and Steven H. Madden (“Madden”).

(b)	The address for APEX, Madden Heritage and Madden is c/o APEX Heritage Investments LLC, 9821 Katy Freeway #880, Houston, Texas 77024.

(c)	Madden is the Chairman and managing member of APEX and the manager of Madden Heritage.

(d)	During the last five years, Madden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Madden has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	APEX is formed as a limited liability company in the State of Texas. Madden Heritage is formed as a corporation in the State of Texas.

Item 3.  Source or Amount of Funds or Other Consideration.

The funds used to acquire shares of the Issuer’s Common Stock and convertible notes of the Issuer were Madden’s personal funds and the corporate funds of each of APEX and Madden Heritage. On or about September 30, 2018, Madden entered into an agreement with the Issuer pursuant to which the Issuer purchased certain oil tools from Madden. In connection with such agreement, Madden and Madden Heritage were issued an aggregate of 875,000 shares of the Issuer’s common stock.

Item 4.  Purpose of Transaction.

 The securities purchased by Madden, APEX and Madden Heritage are for investment purposes. Additionally, see Item 3 above.

Item 5.  Interest in Securities of the Issuer.

(a)	Madden, by virtue of his power to dispose or direct the disposition of and to vote or direct the vote of the shares of Common Stock on behalf of APEX and Madden Heritage, is deemed to be the beneficial owner of 48,149,458 shares of Common Stock of the Issuer, which represents 66.2% of the Issuer’s issued and outstanding shares of Common Stock, based on 31,737,174 shares of the Issuer’s Common Stock issued and outstanding as of the date hereof plus the assumed conversion of convertible notes owned by Madden and APEX into an additional 41,010,340 shares of the Issuer’s Common Stock.

(b)	Number of Shares as to which Madden, APEX and Madden Heritage have:

(i)	Sole power to vote or to direct the vote

Madden has sole voting power with respect to 43,565,458 shares of the Issuer’s Common Stock and each of APEX and Madden Heritage have sole voting power with respect to zero shares of the Issuer’s Common Stock; and

(ii)	Shared power to vote or direct the vote

Madden has shared voting power with respect to 4,584,000 shares of the Issuer’s Common Stock, APEX has shared voting power with respect to 4,209,000 shares of the Issuer’s Common Stock and Madden Heritage has shared voting power with respect to 375,000 shares of the Issuer’s Common Stock; and

(iii)	Sole power to dispose or to direct the disposition of

Madden has the sole power to dispose or direct the disposition of 43,565,458 shares of the Issuer’s Common Stock and each of APEX and Madden Heritage have the sole power to dispose or direct the disposition of zero shares of the Issuer’s Common Stock; and

(iv)	Shared power to dispose or to direct the disposition of

Madden has shared power to dispose or direct the disposition of 4,584,000 shares of the Issuer’s Common Stock, APEX has shared power to dispose or direct the disposition of 4,209,000 shares of the Issuer’s Common Stock and Madden Heritage has shared power to dispose or direct the disposition of 375,000 shares of the Issuer’s Common Stock.

CUSIP No. 78454K102	13D	Page 6 of 6 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither Madden, APEX nor Madden Heritage are party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

The joint filing agreement between Madden, APEX and Madden Heritage is attached hereto as Exhibit 99.1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEVEN H. MADDEN
/s/ Steven H. Madden Steven H. Madden

APEX Heritage Investments LLC By: /s/ Steven H. Madden
Name: Steven H. Madden
Title: Manager

Madden Heritage Foundation
By: /s/ Steven H. Madden
Name: Steven H. Madden
Title: Manager

November 18, 2021